Exhibit 99.1

Canaan Inc. Provides January 2026 Bitcoin Production and Mining Operation Updates

Achieved record high cryptocurrency treasury of 1,778 BTC and 3,951 ETH

Deployed global hashrate exceeded 10 EH/s

SINGAPORE, February 10, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending January 31, 2026.

Management Commentary

“Our results for January 2026 demonstrate the resilience and adaptability of our global mining operations,” said Nangeng Zhang, chairman and CEO of Canaan. “Despite macroeconomic headwinds and record winter storms across North America, our operational discipline allowed us to increase our bitcoin balance. As part of our joint mining arrangement, our joining mining partners worked closely with us on curtailment to balance power loads during high-demand periods, including in areas affected by Winter Storm Fern. These actions were aimed at maximizing long-term economics and highlight both the agility of our operating model and the inherent flexibility of bitcoin mining.”

“We delivered 83 BTC and expanded our deployed hashrate to over 10 EH/s, maintaining an operating hashrate of 6.63 EH/s at month-end. Following the conversion of stablecoin proceeds from the sale of miners into bitcoins, our cryptocurrency reserve reached a record high of 1,778 BTC and 3,951 ETH. In addition, our global average miner efficiency improved slightly to 24.2 J/TH, underscoring our operational consistency.”

“Looking ahead, we remain long-term Bitcoin believers. In addition to our core business, we are focused on additional ways to advance energy reuse and continue expanding into the home mining segment, which offers attractive margins with limited capital intensity.”

January 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	83 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,778 BTC 3,951 ETH
Month-End Deployed Hashrate (EH/s)	10.07 EH/s
Month-End Operating Hashrate (EH/s)	6.63 EH/s
Month-End Average Revenue Split[2]	58.2%
Average All-in Power Cost During the Month[3]	US$0.043/kWh

January 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	19.3 J/TH	29.0 J/TH	24.2 J/TH
Month-End Installed Power Capacity	95.7 MW	157.5 MW	253.3 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its balance sheet, including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of January 31, 2026)：
Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	9	6.63 EH/s	10.07 EH/s	0.59 EH/s	10.66 EH/s
America	4	3.45 EH/s	4.95 EH/s	0.27 EH/s	5.22 EH/s
Canada	1	0.00 EH/s	0.00 EH/s	0.16 EH/s8	0.16 EH/s
Ethiopia	2	3.06 EH/s	4.99 EH/s	0.16 EH/s	5.15 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0.00 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline.

5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.

7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

8.	Equipment is in transit to the gas-to-computing pilot project site in Canada.

Recent Corporate Updates:

Expanded Energy Efficiency Initiatives with 3 MW Compute Heat Recovery Proof-of-Concept

On January 6, 2026, the Company announced a 3.0 MW proof-of-concept project in Manitoba, Canada, to recover heat from an Avalon computing system and utilize it as a supplemental source for greenhouse operations. The project aims for 95% uptime and an estimated approximately 90% capture and transfer of electricity consumed by the computing servers for supplemental heating, demonstrating the Company’s role at the forefront of monetizing thermal output from specialized computing infrastructure.

Update on the Renewed US$30 Million Share Buyback Program

On December 17, 2025, the Company announced that its board of directors approved the renewal of a share repurchase program authorizing the buyback of up to US$30 million of its outstanding American depositary shares or Class A ordinary shares over a 12-month period beginning December 12, 2025. As of February 10, 2026, the Company has repurchased approximately 2.8 million ADSs for a total of US$2 million under the program, reflecting management's confidence in the Company’s financial position and long-term growth relative to market pricing.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Public Relations Contact

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Email: canaan@blocksbridge.com